

12028603

NO ACT

PE 10/17/2012

Received SEC

OCT 17 2012

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/17/12

Gregory R. Noe
Deere & Company
noegregoryr@johndeere.com

Re: Deere & Company

Dear Mr. Noe:

This is in regard to your letter dated October 10, 2012 concerning the shareholder proposal submitted by Walden Asset Management for inclusion in Deere's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Deere therefore withdraws its October 1, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com



JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 10, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company Withdrawal of No-Action Request, Dated October 1, 2012, Regarding Shareholder Proposal of Walden Asset Management

Ladies and Gentlemen:

We refer to our letter, dated October 1, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Deere & Company ("Deere") could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Walden Asset Management (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated October 9, 2012 ("Proponent's Withdrawal Letter"), from the Proponent to Deere withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (309) 765-5467.

Very truly yours,

Gregory R. Noe

Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosure
cc: Timothy Smith, Walden Asset Management

EXHIBIT A



Walden Asset Management

Advancing sustainable business practices since 1975

October 9, 2012

Mr. Gregory R. Noe
Corporate Secretary &
Associate General Counsel
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265

Dear Mr. Noe,

We are receipt of your letter dated October 1, 2012 challenging the shareholder resolution submitted by Walden Asset Management seeking a separation Chair and CEO.

The resolution is challenged on several points.

Let me start by stating that as a long term investor in Deere & Company ("Deere"), we are always ready to engage in meaningful dialogue with the management on issues we bring to the company. We do this with scores of companies on a wide range of issues. In fact, it is increasingly rare for a company to refuse to engage and exchange views with shareholders on ESG issues. Thus we are surprised that both last and this year that Deere did not seek dialogue when invited.

The letter to the Securities and Exchange Commission ("SEC") states that the resolution was over 500 words using as a central argument that terms like "CEO" and "SEC" can not be counted as one word but stand for three words and should counted as such.

We beg to differ. The SEC has not issued any ruling or explanation as you claim. While they have clarified that a "%" or "&" sign should be counted as words, we find nothing on the record indicating they believe that a common term like "SEC" or "CEO" should be counted as three words.

Finally, you note that the proof of ownership from State Street was sent after the 14 days required for proof to be submitted. You are correct that this was submitted late.

A Division of Boston Trust & Investment Management Company
One Beacon Street   Boston, Massachusetts 02108   617.726.7250   Fax: 617.227.2690

EXHIBIT A

In light of this fact, we are withdrawing the resolution seeking separation of Chair and CEO.

We remain open to dialogue.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

Cc: Division of Corporate Finance, Securities and Exchange Commission

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 1, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2013 Annual Meeting
Omission of Shareholder Proposal of Walden Asset Management

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Walden Asset Management (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency; and

- Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words, which the Proponent did not remedy after receiving notice of such deficiency.[1]

III. Background

On August 28, 2012, Deere received the Proposal and a cover letter from the Proponent stating its ownership of shares of Deere stock. The submission also included a separate letter from Boston Trust & Investment Management Company ("Boston Trust"), of which the Proponent is a division, stating the number of Deere shares the Proponent held and that such shares had been held in a Bank of New York Mellon account and were now held in a State Street Bank and Trust Company ("State Street") account. Copies of the Proponent's August 28, 2012 correspondence, the Boston Trust letter and the Proposal are attached hereto as Exhibit A.

---

[1] Deere also received a shareholder proposal from Tommy Grooms (the "Grooms Proposal") on March 26, 2012, prior to Deere's receipt of the Proposal on August 28, 2012. The Grooms Proposal requests that the Board amend the bylaws to require that an independent director serve as Chairman of the Board. A copy of the Grooms Proposal is attached hereto as Exhibit E. Deere submitted a letter to the Staff on October 1, 2012 requesting that the Staff concur with Deere's view that it may exclude the Grooms Proposal from the 2013 proxy materials. In the event that the Staff does not concur with the exclusion of the Grooms Proposal from the 2013 proxy materials, Deere believes that the Proposal substantially duplicates the Grooms Proposal, as both the Proposal and Grooms Proposal have the same principal thrust and focus – request for an independent Chairman of the Board.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on August 29, 2012, Deere sent a letter to the Proponent via email and Federal Express (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal and informing the Proponent of the 500-word limit under Rule 14a-8(d) and that Deere believed the Proposal contained more than 500 words. The Deficiency Letter also advised the Proponent that such written statement and revised Proposal had to be submitted to Deere within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. A copy of the Deficiency Letter is attached hereto as Exhibit B.

On August 30, 2012, the Proponent responded to Deere via email with a cover letter confirming that the Proponent had received the Deficiency Letter requesting proof of ownership and that it had contacted State Street to provide such proof. The Proponent also attached a revised Proposal. Copies of the Proponent's August 30, 2012 correspondence and the revised Proposal are attached hereto as Exhibit C.

On September 24, 2012, Deere received via Federal Express a letter from State Street confirming the Proponent's ownership of Deere shares since October 24, 2011 (the "State Street Letter"). A copy of the State Street Letter is attached hereto as Exhibit D.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Proponent submitted the Proposal to Deere on August 28, 2012. In its cover letter, the Proponent indicated that it "will provide verification of ownership position." While the submission also included a separate letter from Boston Trust, of which the Proponent is a division, stating the number of Deere shares the Proponent owned and that such shares were held through the Bank of New York Mellon and State Street, the Proponent did not include any documentary support from either the Bank of New York Mellon or State Street.

Deere sent the Deficiency Letter to the Proponent via email and Federal Express on August 29, 2012, which was within 14 calendar days of Deere's receipt of the Proposal. The Deficiency Letter provided detailed information regarding the record holder and ownership requirements of Rule 14a-8(b).

Because the Proponent received, and confirmed receipt of, the Deficiency Letter on August 30, 2012, the last day that the Proponent could provide proof of ownership in compliance with Rule 14a-8(f)(1) was September 13, 2012. However, the Proponent did not send the State Street Letter to Deere until September 21, 2012, 22 days after the Proponent received the Deficiency Letter. Accordingly, the Proponent failed to provide proof of ownership within 14 days after receiving the Deficiency Letter.

The Staff has permitted companies to exclude shareholder proposals where the proponent's response to the company's deficiency notice was submitted more than 14 days after receiving the deficiency notice. *See, e.g., General Motors Co.* (Mar. 27, 2012) (proponent provided proof of ownership 18 days after receiving the company's deficiency notice); *Pitney Bowes Inc.* (Jan. 13, 2012) (proponent provided proof of ownership 34 days after receiving the company's deficiency notice); *Qwest Communications International Inc.* (Nov. 5, 2009) (proponent provided proof of ownership 32 days after receiving the company's deficiency notice); *General Electric Co.* (Dec. 31, 2007) (proponent provided proof of ownership 17 days after receiving the company's deficiency notice). Just as in the foregoing precedent, the Proponent failed to provide proof of ownership within 14 days of the Proponent's receipt of the Deficiency Letter.

In addition, we note that the State Street Letter also fails to verify the Proponent's continuous ownership of Deere shares for at least one year as of the date the Proposal was submitted (August 28, 2012). The State Street Letter confirms that the Proponent owned the specified Deere shares "since October 24, 2011," and therefore fails to provide proof of ownership for the period between August 28, 2011 and October 23, 2011. The Staff has taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). *See, e.g., H&R Block, Inc.* (May 18, 2012) (permitting exclusion of a shareholder proposal where the proposal was submitted on April 4, 2012 and the record holder's one-year verification was as of November 9, 2011); *Deere & Company* (Nov. 16, 2011) (permitting exclusion of a shareholder proposal where the proposal was submitted on September 15, 2011 and the record holder's one-year verification was as of September 12, 2011); *Verizon Communications Inc.* (January 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010).

Accordingly, Deere believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Deere.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proposal Exceeds the 500-Word Limit under Rule 14a-8(d).

Under Rule 14a-8(d), a proposal, including any supporting statement, may not exceed 500 words. In the Deficiency Letter, Deere notified the Proponent that it believed the Proponent's submission contained more than 500 words and informed the Proponent that, to remedy the defect, the Proponent must revise the proposal and supporting statement so that they do not exceed 500 words. On August 30, 2012, the Proponent submitted a revised Proposal. However, the revised Proposal contains more than 500 words. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the company timely notifies the proponent of a deficiency and the proponent fails to correct the deficiency within the required time.

The Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(f)(1) where the proposal exceeds the 500-word limit under Rule 14a-8(d). *See, e.g., Intel Corp.* (Mar. 8, 2010) (permitting exclusion of a proposal which contained 504 words); *Pool Corp.* (Feb. 17, 2009) (permitting exclusion of a proposal which contained more than 500 words); *Procter & Gamble Co.* (July 29, 2008) (same); *Amgen, Inc.* (Jan. 12, 2004) (same); *Amoco Corp.* (Jan. 22, 1997) (permitting exclusion of a proposal which contained 503 words); (*Aetna Life and Casualty Co.* (Jan. 18, 1995) (permitting exclusion of a proposal where the proponent attempted to circumvent the 500-word limit by using charts and graphs). The Staff has also explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." SLB 14.

In addition, when counting the number of words in a proposal, the Staff has indicated that hyphenated words and words separated by a "/" should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.* (Feb. 27, 2000) (permitting exclusion of a proposal which contained 504 words, where hyphenated words and words separated by "/" were counted as multiple words). Similarly, the Staff has indicated that numbers should be counted as words. *See Intel Corp.* (Mar. 8, 2010) (counting each percent symbol and dollar sign as a separate word); *Amgen Inc.* (Jan. 12, 2004) (counting each number and letter used to enumerate paragraphs as separate words); *Aetna Life and Casualty Co.* (Jan. 18, 1995) (counting each numeric entry as one word).

Consistent with the precedent discussed above, the Proposal may be excluded under Rule 14a-8(f)(1) because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 512 words. In arriving at this calculation, we have followed Staff precedent and treated words separated by "/" as multiple words and counted each percent symbol and number and each ampersand as separate words. In addition, we have counted acronyms or abbreviations such as "U.S." and "CEO" as multiple words. In counting acronyms as multiple words, we note that each acronym represents multiple words, and following the principles applied in the precedent discussed above, a proponent should not be able to artificially circumvent the 500-word limitation by using excess acronyms, just as it would not be able to circumvent the 500-word limitation by using excess hyphenation or numbers and charts.

Accordingly, the Proposal exceeds the 500-word limit under Rule 14a-8(d). Therefore, Deere believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the deficiency on a timely basis after notification by Deere.

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,



Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Timothy Smith, Walden Asset Management

EXHIBIT A

Gloeckner Kathy

Subject: Deere - Walden Electronic Packet
Attachments: de - walden packet.pdf

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Tuesday, August 28, 2012 2:51 PM
To: Noe Gregory R
Subject: FW: Re: Deere - Walden Electronic Packet

Dear Mr. Noe,
Enclosed is a shareholder resolution to Deere and Co submitted by Walden Asset Management. It was also sent by FedEx today so will arrive in your office tomorrow.
As you know under the SEC Rules electronic submission is also acceptable so I wanted you to have a copy by email as well.
Please do let us know if you are interested in discussing this issue.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor,| One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

EXHIBIT A



Walden Asset Management

Advancing sustainable business practices since 1975

August 28, 2012

Mr. Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Place
Moline, IL 61265-8098

Dear Mr. Noe,

As you know, Walden Asset Management is a long-term holder of Deere & Company stock. At present we own 205,219 shares on behalf of our clients.

Walden Asset Management's clients are very concerned about a range of environmental, social and governance (ESG) issues. As you will remember, last year we wrote and submitted a proposal to the company regarding the disclosure of political spending expenditures. We appreciated your correspondence indicating that in fact Deere & Company had considerable limits on its political spending.

It is interesting to note the considerable expansion of investors actively integrating ESG factors into their investment analysis. For example, the Principles for Responsible Investing now have investors globally with over $33 Trillion in AUM as signatories. These include prominent investment firms such as Blackrock, Alliance Bernstein, Goldman Sachs and State Street as supporters. Many of these investors actively vote their proxies and engage companies on these issues.

Corporate Governance issues are considered particularly important since they build Board accountability and protect shareholder rights.

Walden Asset Management is submitting the enclosed shareholder resolution for inclusion in the 2013 proxy requesting the Separation of the Chair and CEO in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Walden is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

We have been a shareholder for more than one year and have held over $2,000 worth of stock. We will provide verification of ownership position. A representative will attend the shareholder's meeting to move the resolution as required by the SEC rules.

We look forward to discussions with you on this important governance issue.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

EXHIBIT A



Boston Trust & Investment
Management Company

August 28, 2012

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **205,219** shares of **Deere & Company** (Cusip **#244199105**).

These shares have been previously held in the name of Cede & Co. in the account of our sub-custodian the Bank of New York Mellon. We now have a sub-custodial relationship with State Street Bank and Trust Company (State Street). We will include, upon request, additional proof of ownership letters from State Street for the period in which they have served as sub-custodian. State Street is a direct DTC participant, holding the shares in the name of Cede & Co.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **Deere and Company** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we commit to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,



Kenneth S. Pickering
Director of Operations

Cc: Timothy Smith

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2690

Separate Chair & CEO

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

CEO Samuel Allen serves both as CEO and Chair of the Company's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which in turn can harm shareholder value. As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board and support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe a combined CEO/Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Moreover, chairing the Board is a time intensive responsibility. A separate Chair enables the CEO to focus exclusively on managing the company and building effective business strategies.

EXHIBIT A

Many companies have separate or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also the Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009: A Decade of Convergence and Compression*).

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% support with 48 companies in 2012. At Deere, the resolution received a 43% vote in 2009 and 2010 an indication of strong investor support.

To ensure a simple transition we are requesting that this policy be phased in and implemented when the next CEO is chosen, allowing a future CEO to be aware of this change in expectation.

EXHIBIT B


JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

August 29, 2012

BY FEDERAL EXPRESS

Timothy Smith
Walden Asset Management
One Beacon Street, 33rd Floor
Boston, MA 02108

RE: Notice of Deficiency

Dear Mr. Smith:

I am writing to acknowledge receipt on August 28, 2012 of your shareholder proposal (the "Proposal") submitted to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2013 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year prior to the date that the proposal is submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Deere common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Deere common stock continuously for at least one year.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Under Rule 14a-8(d), any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the Proposal and supporting statement so that they do not exceed 500 words.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Gregory R. Noe
Corporate Secretary &
Associate General Counsel

Enclosure

EXHIBIT A

[ATTACHED]

EXHIBIT B

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

EXHIBIT B

Gloeckner Kathy

From: Gloeckner Kathy
Sent: Wednesday, August 29, 2012 4:06 PM
To: 'tsmith@bostontrust.com'
Subject: Deere - Walden - Shareholder Resolution
Attachments: Walden Ltr & Exh A 29Aug12.pdf

This message is being sent on behalf of Gregory R. Noe.

Dear Mr. Smith:

Attached is a copy of the response to your letter of August 28, 2012. This will also be sent to you via FedEx for delivery tomorrow.

Kathy Gloeckner
Legal Process Administrator
Deere & Company, Law Dept., One John Deere Place, Moline, IL 61265
Tel: 309/765-4968 Fax: 309/749-0085

Gloeckner Kathy

Subject: FW: Deere Packet
Attachments: Deere_Response to Notice of Deficiency 8-30-12.pdf; deere - walden cover letter and resolution 8-30-12.pdf

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Thursday, August 30, 2012 2:04 PM
To: Noe Gregory R; Gloeckner Kathy
Subject: Deere Packet

Thank you for the letter and email re the length of the resolution. I enclose a new filing letter and revised resolution which is being sent FedEx today as well.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Walden Asset Management has been a leader in integrating environmental, social and governance (ESG) analysis into investment decision-making since 1975. Walden offers separately managed accounts tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performances, transparency and accountability.

EXHIBIT C



Walden Asset Management

Advancing sustainable business practices since 1975

August 30, 2012

Mr. Gregory Noe
Corporate Secretary
Deere & Company
Law Department
One John Deere Place
Moline, IL 61265

Dear Mr. Noe,

Thank you for your email of August 29, 2012 and the letter requesting additional proof of ownership from a DTC participant. As I indicated in our cover letter submitting the resolution, we are glad to do so and have contacted State Street to provide such a letter.

Your letter indicated that you believed the resolution was more than 500 words. Strangely our computer tracked the word count as closer to 490 but I understand such programs may not count the & sign or hyphenated words.

Thus I reworded the resolution bringing it in the 485 word range.

I therefore am submitting the enclosed resolution as a substitute and have enclosed a new filing letter dated August 30th as well.

I look forward to conversations with you about the corporate governance issues raised in this resolution.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

Cc: Kathy Gloeckner, Legal Process Administrator

EXHIBIT C



Walden Asset Management

Advancing sustainable business practices since 1975

August 30, 2012

Mr. Gregory Noe
Corporate Secretary
Deere & Company
One John Deere Place
Moline, IL 61265-8098

Dear Mr. Noe,

As you know, Walden Asset Management is a long-term holder of Deere & Company stock. At present we own 205,219 shares on behalf of our clients.

Walden Asset Management's clients are very concerned about a range of environmental, social and governance (ESG) issues. As you will remember, last year we wrote and submitted a proposal to the company regarding the disclosure of political spending expenditures. We appreciated your correspondence indicating that in fact Deere & Company had considerable limits on its political spending.

It is interesting to note the considerable expansion of investors actively integrating ESG factors into their investment analysis. For example, the Principles for Responsible Investing now have investors globally with over $33 Trillion in AUM as signatories. These include prominent investment firms such as Blackrock, Alliance Bernstein, Goldman Sachs and State Street as supporters. Many of these investors actively vote their proxies and engage companies on these issues.

Corporate Governance issues are considered particularly important since they build Board accountability and protect shareholder rights.

Walden Asset Management is submitting the enclosed shareholder resolution for inclusion in the 2013 proxy requesting the Separation of the Chair and CEO in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Walden is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

We have been a shareholder for more than one year and have held over $2,000 worth of stock. We will provide verification of ownership position. A representative will attend the shareholder's meeting to move the resolution as required by the SEC rules.

We look forward to discussions with you on this important governance issue.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement

Separate Chair & CEO

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be their own overseer while managing the business.

CEO Samuel Allen serves both as CEO and Chair of the Company's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which in turn can harm shareholder value. As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and Board while supporting strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company for its shareholders. We believe a combined CEO/Chair role creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System Principles & Guidelines (CalPERS) encourage separation, even with a lead director in place.

Moreover, chairing the Board is a time intensive responsibility. A separate Chair enables the CEO to focus exclusively on managing the company and building effective business strategies.

EXHIBIT C

Many companies have separate or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also the Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009: A Decade of Convergence and Compression*).

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% support with 48 companies in 2012. At Deere, the resolution received a 43% vote in 2009 and 2010 an indication of strong investor support.

To ensure a simple transition we are requesting that this policy be phased in and implemented when the next CEO is chosen.

EXHIBIT D



STATE STREET

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Date: August 30, 2012

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") has acted as sub-custodian for Boston Trust & Investment Management Company (Boston Trust) since October 24, 2011. Walden Asset Management is the investment division of Boston Trust dealing with environmental, social and governance matter.

In connection with a shareholder proposal submitted by Boston Trust on August 15, 2012 we are writing to confirm that Boston Trust has had beneficial ownership of a least $2,000 in market value of the voting securities of **Deere & Company (Cusip#244199105)** since October 24, 2011.

State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,



Deborah McCarthy
Vice President
Date: 9-30-12

EXHIBIT E

T. L. GROOMS, Esq.
*** FISMA & OMB Memorandum M-07-16 ***

Saturday the 24th of March 2012

Mr. Gregory R. Noe, Corporate Secretary
Deere & Company World Headquarters
One John Deere Place
Moline, IL 61265

RE: STOCKHOLDER PROPOSAL

Enclosed is my stockholder proposal for the 2013 annual meeting to be held on February 2nd 2013. I request that my proposal be included in the proxy statement for that meeting pursuant to SEC Rule 14a-8.

If I am unable to attend the meeting I appoint J. Thomas Yates, 2438 East 41st Street, Davenport, Iowa as my representative for all purposes in regard to my stockholder proposal. Mr. Yates is a stockholder of Deere & Company.

I will forward proof of ownership of Deere & Company stock in a few days. I intend to hold the shares through the 2013 annual meeting.

Sincerely



Tommy L. Grooms

C: My Documents-D&C-Gregory R. Noe
Stockholder Resolution
3/5/12

EXHIBIT E

STOCKHOLDER PROPOSAL

RESOLVED, that the stockholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as Chief Executive Officer.

SUPPORTING STATEMENT

Deere's CEO is also the Chairman of the Board of Directors.

The following organizations support having an independent director as Chairman of the Board of Directors and that the Chairman not serve concurrently as CEO:

1. The Council of Institutional Investors, an association of public, labor and corporate pension funds. The association's members have assets that exceed $3-trillion.
2. The California Public Employee's Retirement System, with assets of more than $235-billion as of the 1st of June 2011.

ISS, the corporate governance watchdog, in its 2011 U.S. Proxy Voting Guidelines supports an independent director being the chairman. ISS has more than 1,700 clients.

ISS in its 2011 report of Deere & Company stated the fact that chairman of the Deere & Company Board is an insider and not an independent director is a practice that increases concern.

The proposal received a 42.5% yes vote at the 2010 Deere & Company annual meeting which was the last time stockholders had the opportunity to vote on the proposal.

Gary Wilson, the former Chairman of Northwest Airlines and a director of Yahoo wrote:

> America's most serious corporate governance problem is the Imperial CEO—a leader who is both chairman of the company's board of directors as well as its chief executive officer. Such a CEO can dominate his board and is accountable to no one.
>
> This arrangement creates a conflict of interest, because the chairman is responsible for leading an independent board of

EXHIBIT E

directors. The board's primary responsibility on behalf of the owners is to hire, oversee and, if necessary, fire the CEO. If the CEO is also the chairman, then he leads a board that is responsible for evaluating, compensating and potentially firing himself.

The result of this conflict of interest is excessive DEO compensation and underserved job security..." Reprinted from The Wall Street Journal@July 9, 2008, Dow Jones & Company.

Mr. Wilson noted that many European countries require that the CEO and chairman positions be separate and that their CEOs are paid less than American CEOs.

The CEOs of Enron, World Com and Tyco, legends of mismanagement, also served as Chairman.

Please vote in favor of this proposal

Submitted by,



Tommy L. Grooms

Mr. & Mrs. Tom Grooms

*** FISMA & OMB Memorandum M-07-16 ***

CEDAR RAPIDS IA 524

24 MAR 2012 PM 2 1



Mr. Gregory R. Noe, Corporate Secretary
Deere & Company World Headquarters
One John Deere Place
Moline, IL 61265

61265$8098

